EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

May 12, 2021

Avino Reports Q1 2021 Financial Results

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") released today its consolidated financial results for the Company’s first quarter 2021. The Financial Statements and Management’s Discussion and Analysis (MD&A) can be viewed on the Company’s web site at www.avino.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

“During the first quarter we continued preparations for the re-commencement of production and remained focused on our 2021 drill program. The objectives of the drill program are to locate new mineralized zones within the property and to confirm continuity of mineralization in the current Avino ET production area. We have completed 3,763 metres of drilling and are currently waiting for full assay results to be received,” said David Wolfin, President and CEO. “In addition, we were able to reduce our debt position by a further $0.8 million and increased our working capital to a record $31 million, ending the quarter with a strong balance sheet thanks to the efforts of the teams in Mexico and Canada, as well as the strength in metal prices.”

First Quarter 2021 Financial Highlights

•         Ending cash balance of $27 million

•         Ending working capital of $31 million

•         Reduction in debt liabilities by $0.8 million

•         Mine operating losses of $0.7 million

•         Net losses from continuing operations of $1.8 million, or $0.02 per share

•         Losses before interest, taxes, depreciation, and amortization (“EBITDA”)1 of $1.7 million

•         Adjusted losses1 of $0.9 million

Financial Highlights

HIGHLIGHTS (Expressed in 000’s of US$)	First Quarter 2021	First Quarter 2020	Change	First Quarter 2021	Fourth Quarter 2020	Change
Financial Operating Performance
Revenues	$29	$7,116	-100%	$29	$1,407	-98%
Mine operating (loss) income	$(680)	$843	-181%	$(680)	$(1,251)	-46%
Net loss from continuing operations	$(1,818)	$(232)	-684%	$(1,818)	$(1,553)	-17%
Net loss including discontinued operations	$(1,818)	$(232)	-684%	$(1,818)	$(1,555)	-17%
Earnings (loss) before interest, taxes and amortization (“EBITDA”)[1]	$(1,740)	$372	-568%	$(1,740)	$(2,269)	23%
Adjusted earnings (losses)[1]	$(944)	$391	-341%	$(944)	$(182)	-408%
Per Share Amounts
Loss per share from cont. operations - basic	$(0.02)	$(0.00)	-100%	$(0.02)	$(0.02)	-%
Loss per share – basic	$(0.02)	$(0.00)	-100%	$(0.02)	$(0.02)	-%
Cash Flow per share[1] – basic	$(0.01)	$0.00	-100%	$(0.01)	$(0.03)	67%

HIGHLIGHTS (Expressed in 000’s of US$)	March 31, 2021	March 31, 2020	Change	March 31, 2021	December 31, 2020	Change
Liquidity & Working Capital
Cash	$27,030	$6,698	304%	$27,030	$11,713	131%
Working capital	$31,220	$10,751	190%	$31,220	$14,680	113%

1. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted earnings/losses, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

Avino Silver & Gold Mines Ltd. – March 12, 2021

Avino Reports Q1 2021 Financial Results

Costs and Capital Expenditures:

Capital expenditures company-wide for Q1 2021, were $0.4 million compared to $0.5 million for Q1 2020.

Capital expenditures at the Avino property mainly relate to exploration drilling costs, and we expect to see this continue to increase into Q2 and Q3 2021.

Operational Highlights and Overview

HIGHLIGHTS (Expressed in US$)	First Quarter 2021	First Quarter 2020	Change[1]	First Quarter 2021	Fourth Quarter 2020	Change[1]
Operating
Tonnes Milled	-	164,096	-100%	-	-	-%
Silver Ounces Produced	-	266,718	-100%	-	-	-%
Gold Ounces Produced	-	1,531	-100%	-	-	-%
Copper Pounds Produced	-	1,808,172	-100%	-	-	-%
Silver Equivalent Ounces[1] Produced	-	683,944	-100%	-	-	-%
Concentrate Sales and Cash Costs
Silver Equivalent Payable Ounces Sold[2]	-	575,067	-100%	-	59,710	-100%
Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$-	$9.83	-100%	$-	$14.01	-100%
All-in Sustaining Cash Cost per Silver Equivalent Payable Ounce[1,2,3]	$-	$14.88	-100%	$-	$73.08	-100%

1. No production in Q1 2021. In Q1 2020, AgEq was calculated using metals prices of $16.94 oz Ag, $1,584 oz Au and $2.56 lb Cu.

2. “Silver equivalent payable ounces sold” for the purposes of cash costs and all-in sustaining costs consists of the sum of payable silver ounces, gold ounces and copper tonnes sold, before penalties, treatment charges, and refining charges, multiplied by the ratio of the average spot gold and copper prices to the average spot silver price for the corresponding period.

3. The Company reports non-IFRS measures which include cash cost per silver equivalent payable ounce, all-in sustaining cash cost per payable ounce, EBITDA, adjusted EBITDA, and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and the calculation methods may differ from methods used by other companies with similar reported measures. See Non-IFRS Measures section for further information and detailed reconciliations.

During Q1 2021, no production mining activities took place due to the work stoppage at the Avino Mine. Transitional efforts are underway to restart production and mining operations.

Exploration Update – 2021 Drill Program

In March, the Company announced that it was implementing a fully-funded increase in the 2021 drill program from 12,000 to 30,600 metres as approved by Avino’s Board of Directors.

Phase 1 is focused on the El Trompo Vein, the Santiago Vein, the Avino ET area (below Level 17) and Avino West (below Levels 9 & 17).

Phase 2 will focus on high-grade, narrow-vein mineralized systems similar to the previously-mined San Gonzalo system.

One vein that is of interest and another potential high-grade target is the La Malinche vein, which will be tested as part of Phase 2. It is similar in style to the San Gonzalo vein, in that it is a low-sulphidation epithermal vein. It is possible that this vein is the northwestern extension of the San Gonzalo vein that may have been dislocated. More exploration work is needed to confirm this theory and broaden our understanding of the system, and Phase 2 is the beginning of this process.

With the updated budget, Avino is now drilling the existing oxide tailings resource that sits within our tailings storage facility #1 (“TSF#1”). In 2017, Avino released an encouraging Preliminary Economic Assessment (“PEA”), which can be found on Avino’s profile on SEDAR. One of the recommendations from the PEA was to perform additional surface drilling to increase the confidence level of the resource. This would be done in anticipation on commencing a Pre-Feasibility Study (“PFS”). Avino is currently proceeding with the recommended drilling with the intention of making a decision to proceed with a PFS later in the year.

Avino Silver & Gold Mines Ltd. – March 12, 2021

Avino Reports Q1 2021 Financial Results

ESG and Community Engagement

Avino has recently hired a CSR (ESG) Manager in Mexico to drive forward the Company’s ESG initiatives and contribute to the operational continuity of the business under the principles of sustainability and corporate Social Responsibility.

During the first quarter, the Company supported the community of San Jose de Avino by:

•	Loaning our CAT dozer, and paying for the fuel and operator’s time to help expand the towns’ cemetery

•	Providing multiple bags of cement to fix an access road in the town

Supported all surrounding communities by:

•	Providing information to the communities on the safety of dry stack tailings. This will be followed up by the new CSR Manager.

Avino has received PPE and hundreds of rapid Covid tests to ensure the safety and good health of our workforce.

Avino is the main source of employment in the area, and once we are fully operational again, we are looking forward to providing steady employment to a significant number of people from the nearby communities, as well as the City of Durango. Many people in the local communities are keen to get back to work, and Avino has the full support of the local and state governments.

The restart of production activities is expected to provide significant direct economic benefits and stimulus for the local communities.

Non-IFRS Measures

The financial results in this news release include references to cash flow per share, cash cost per silver equivalent ounce, and all-in sustaining cash cost per silver equivalent ounce, EBITDA, and adjusted earnings/losses, all of which are non-IFRS measures. These measures are used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to the prescribed IFRS measures provided in the Company’s financial statements and MD&A.

Conference Call and Webcast

In addition, the Company will be holding a conference call and webcast on Thursday, May 13 at 9:00  am PST (12:00 pm am EST). Shareholders, analysts, investors and media are invited to join the webcast and conference call by logging in here Avino First Quarter 2021 Financial Results Conference Call and Webcast or by dialing the following numbers five to ten minutes prior to the start time:

Toll Free Canada & USA: 1-800-319-4610

Outside of Canada & USA: 1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

Qualified Person

Peter Latta, P.Eng, MBA, Avino’s VP Technical Services, who is a qualified person within the context of National Instrument 43-101 and has reviewed and approved the technical data in this document.

About Avino

Avino is primarily a silver producer with a diversified pipeline of silver, gold, and base metal properties in Mexico. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, copper and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Avino Silver & Gold Mines Ltd. – March 12, 2021

Avino Reports Q1 2021 Financial Results

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the updated mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Property”) with an effective date of January 13, 2021 prepared for the Company, and referenced to Measured, Indicated, Inferred Resources referred to in this press release.  These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Property has the amount of the mineral resources indicated in the updated report or that such mineral resources may be economically extracted.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including silver equivalent ounces (AgEq oz) of production. Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures reported by other companies. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Readers should also refer to our management’s discussion and analysis available under our corporate profile at www.sedar.com or on our website at www.avino.com.